FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica –Final terms of the Bonds	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (“TELEFÓNICA” or the “Company”), in accordance with the provisions of Article 228 of the Securities Market Act, hereby issues the following

SIGNIFICANT EVENT

Further to Relevant Event notice published on this date in relation to the issue by TELEFÓNICA of cash-settled equity-linked bonds (the “Bonds”), via its subsidiary Telefónica Participaciones, S.A.U. (the “Issuer”), we hereby announce that, once the bookbuild carried out by the Joint Bookrunners has concluded, the final terms of the Bonds have been set as follows:

1.	The final amount of the issue will be 600 million euros.

2.	The issue price of the Bonds will be 101.25% of their nominal value.

3.	The Bonds will accrue interest at a rate of 0% per annum.

4.	The Bonds will include a cash-settled conversion option (the “Cash-Settlement Option”), which the holders may exercise from 9 November 2020 to the 33rd scheduled trading date before the final maturity date, or earlier in certain circumstances. Upon conversion the holders will receive a cash payment to be determined in part by reference to the trading price of the shares of TELEFÓNICA. Neither TELEFÓNICA nor any of its group companies will be required to issue or deliver shares upon exercise of this option or upon redemption of the Bonds.

The reference price of the TELEFÓNICA shares for the purpose of the Cash-Settlement Option will be determined by applying a premium of 20% to the volume-weighted average price of the TELEFÓNICA shares on the Spanish Securities Markets during a reference period of 10 consecutive trading days starting on 3 March 2016 (inclusive), and is expected to be announced by TELEFÓNICA around 16 March 2016.

It is envisaged that the issue of the Bonds will take place on 9 March 2016, provided the conditions stipulated in the subscription agreement that the Company and the Issuer have entered into with the Joint Bookrunners are met (the “Subscription Agreement”).

The Subscription Agreement contains certain lock-up commitments from and including the date of this notice until 90 days after the issue date (both dates inclusive) whereby the Issuer and the Company undertake, among other restrictions, not to carry out issues, offers or sales of TELEFÓNICA shares and of securities that are convertible and/or exchangeable for TELEFÓNICA shares, subject to certain exceptions.

Concurrently with the issue of the Bonds, TELEFÓNICA has purchased from certain financial institutions cash-settled call options on TELEFÓNICA shares in order to hedge the Issuer and TELEFÓNICA’s exposure to any payments to be made under the Cash-Settlement Option. The financial institutions have informed TELEFÓNICA that they anticipate entering into transactions in TELEFÓNICA shares to hedge their exposure under such call options, including during the averaging period for the determination of the reference price of the TELEFÓNICA shares and at or around the conversion or redemption of the Bonds. These transactions may affect the market price of TELEFÓNICA shares, the value of the Bonds and the amount received by holders on exercise of the Cash-Settlement Option.

Madrid, 2 March 2016.

THIS DOCUMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION IS PROHIBITED BY THE APPLICABLE REGULATIONS.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER FOR THE SALE OF SHARES OR A REQUEST FOR BIDS FOR THE PURCHASE OF SHARES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION, AND NO OFFER OF SHARES WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SALE IS UNLAWFUL.

THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE “US SECURITIES ACT”) OR THE SECURITIES LEGISLATION OF ANY OTHER STATE OR JURISDICTION OF THE UNITED STATES AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES, EITHER TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY US PERSON (AS THIS TERM IS DEFINED IN THE REGULATIONS UNDER THE US SECURITIES ACT), SUBJECT TO EXCEPTIONS ENVISAGED IN THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION. NO REQUEST FOR CASH OR ANY OTHER CONSIDERATION IS BEING MADE, AND ANY SENT IN RESPONSE TO THIS DOCUMENT WILL NOT BE ACCEPTED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 2, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors